1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

April 19, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Emily Rowland, Senior Counsel

Re:	StepStone Private Credit Fund LLC

Registration Statement on Form 10

File No. 000-56505

Dear Ms. Rowland:

On behalf of StepStone Private Credit Fund LLC (the “Company”), this letter responds to the comments issued by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) orally by telephone on March 22, 2023, relating to the Company’s registration statement on Form 10 that was filed with the Commission on March 3, 2023 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 1 to the Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

1.	The Staff refers to the Company’s response to Comment #7 in the Staff’s prior letter to the Company, dated January 30, 2023 (the “Prior Letter”), and notes that the Company’s name contains the term “Private Credit,” which refers to a type of investment. Based on the Company’s current name, the Staff’s position under Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), is that the Company’s unfunded capital commitments to private investment funds may not be counted for purposes of determining whether at least 80% of the Company’s net assets, plus the amount of any borrowings for investment purposes, are invested in private debt securities. Please confirm to the Staff that unfunded capital commitments to such funds will not be counted towards meeting the Company’s 80% policy.

Response: The Company confirms to the Staff that it will not count unfunded commitments to invest in private investment funds towards meeting the Company’s 80% test under Rule 35d-1.

April 19, 2023

2.	The Staff refers to the Company’s response to Comment #16 in the Prior Letter. The Staff re-issues the comment that if Company will invest more than 15% of its net assets in hedge funds and private equity funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act then the Company should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard.

Response: The Company has revised the disclosure on page 3 of the Amended Registration Statement to clarify that it will limit its investments in hedge funds and private equity funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act to no more than 15% of the Company’s net assets. However, the Company again respectfully disagrees with the Staff’s position that registered closed-end funds that invest more than 15% of their net assets in hedge funds and/or private equity funds that rely on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act are required to impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that satisfy the accredited investor standard. No such requirement exists in any published law, rules, regulations or regulatory guidance.

3.	The Staff notes that the Company is conducting its private offering of limited liability company interests (“Shares”) in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), including the exemption provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, and Regulation S under the Securities Act. Please provide support for the proposition that a business development company (“BDC”) is permitted to rely on the provisions of Regulation S. It is the Staff’s understanding that BDCs, as closed-end funds, are not permitted to do so. In addition, it is the Staff’s view that because the Company is investing more than 15% of its net assets in hedge funds and/or private equity funds that rely on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, the Company should restrict sales to investors that, at a minimum, satisfy the accredited investor standard set forth in Regulation D under the Securities Act.

Response: The Company respectfully disagrees with the Staff’s position that BDCs, as closed-end funds, are not permitted to rely on the provisions of Regulation S. The Company is aware of the text in Preliminary Note 7 to Regulation S, which provides as follows: “The provisions of this Regulation S shall not apply to offers and sales of securities issued by open-end investment companies or unit investment trusts registered or required to be registered or closed-end investment companies required to be registered, but not registered, under the Investment Company Act of 1940 . . .” (emphasis added). Moreover, the article Offshore Distributions under the Securities Act of 1933: An Analysis of Regulation S, by Samuel Wolff, a co-draftsperson of the Regulation S rulemaking proposal, provides the following (emphasis added):

Regulation S also does not apply to securities issued by closed-end investment companies required to be registered, but not registered, under the Investment Company Act. This latter position is not explained in the Adopting Release, but presumably is based upon the principle that an issuer operating in violation of the Investment Company Act should not be entitled to the benefits of a Commission safe harbor. Regulation S is available to other investment companies to the same extent it is available to industrial issuers. Thus, as adopted, Regulation S is available to registered closed-end funds as well as investment companies not registered or required to register under the Investment Company Act.1

[1]	Samuel Wolff, Offshore Distributions Under the Securities Act of 1933: An Analysis of Regulation S, 23 LAW & POL’Y INT’L BUS. 101, 150–51 (1992).

April 19, 2023

The Company notes that, as a BDC, the Company is a closed-end fund not required to be registered under the 1940 Act and, as such, is permitted to rely on the provisions of Regulation S. The Company is not aware of any published law, rule, regulation or regulatory guidance that indicates otherwise.

With respect to the Staff’s comment in the last sentence above, please refer to the Company’s response to Comment #2 in this response letter.

4.	The Staff refers to the Company’s response to Comment #20 in the Prior Letter. The Staff acknowledges that it has previously issued guidance throughout the registered-closed end fund industry regarding “prompt payment” under Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which guidance states that the Staff would not object when payment is made by such closed-end fund as much as 65 days after the expiration of the tender offer. Likewise, the Staff acknowledges that it has referenced similar guidance in comment letters to BDCs (citing 60 days rather than 65 days), for which regulatory treatment the Company intends to elect. However, the Staff advises the Company that, in all such cases in which the 60-day or 65-day guidance has been issued by the Staff, the relevant issuers have limited sales to investors that at a minimum, satisfy the accredited investor standard set forth in Regulation D under the Securities Act. Because the Company is contemplating sales of Shares to investors who do not meet the accredited investor standard set forth in Regulation D under the Securities Act, the Staff advises the Company that it does not believe that the Staff’s 60-day or 65-day guidance regarding “prompt payment” under Exchange Act Rule 13e-4 is applicable to the Company. Please clarify in the Registration Statement that the purchase price net asset value will be determined no later than the expiration date of the applicable tender offer and that payment will be made within 5 business days of the expiration date of the offer.

Response: The Company acknowledges the Staff’s comment. However, the Company again respectfully advises the Staff that the Company’s proposed tender offer process is fully aligned with private credit closed-end funds and BDCs throughout the industry, and accordingly meets the expectations of investors with respect to prompt payment in this space.

With respect to the Staff guidance that the Company previously referenced in connection with the Company’s response to Comment #20 in the Prior Letter (stating that the “prompt payment” requirements of Rule 13e-4(f)(5) are met when payment is made within 60 or 65 days), the Company is not aware of any explicit circumscription of such guidance by the Staff to issuers that have limited sales to investors that at a minimum, satisfy the accredited investor standard set forth in Regulation D under the Securities Act. The Staff has historically not objected when payment is made as much as 65 days after expiration of an issuer tender offer by registrants that invest primarily in hedge funds and/or private equity funds. The Company notes that such registrants limit their offerings to “accredited investors” within the meaning of Rule 501 of Regulation D under the Securities Act due to the Staff’s position cited in Comment #2 of this letter (standing for the proposition that, if a registrant invests more than 15% of its net assets in hedge funds and private equity funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act, then such registrant should restrict sales to investors that, at a minimum, satisfy the accredited investor standard). Thus, in the absence of published guidance otherwise, the fact that the 60-day to 65-day guidance has been referenced by the Staff only with respect to registrants that limit their offerings to accredited investors can be interpreted as a coincidence relating to a discrete Staff position regarding investor composition guidelines for funds that invest more than 15% of net assets in hedge funds and private equity funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

April 19, 2023

In contrast to the import of the Staff’s Comment #4 in this letter, the Company understands that the profile of a fund’s investor base bears no relation to the rationale for the Staff’s historical “no objection” when payment is made as much as 65 days after expiration of an issuer tender offer. Rather, the Company understands that such rationale is instead based on the portfolio composition of the applicable registrants, which generally comprises investments with limited liquidity, and the harm that may result to such registrant’s investors if the registrant were required to liquidate investments on an expedited basis in order to pay proceeds for a quarterly tender offer within two to three business days of expiration. Similar to other BDCs and closed-end funds in connection with which the Staff has issued guidance stating that the “prompt payment” requirements of Rule 13e-4(f)(5) are met when payment is made within 60 or 65 days, the Company will invest a majority of its total assets in private credit investments for which market quotations are not readily available. As such, the Company’s portfolio composition will not lend itself to paying proceeds within two days of the expiration date of a tender offer without significantly increasing the risk of having to sell investments at times the Company would not otherwise consider advantageous, and thus increasing the risk of investor harm. The Company also notes that interpreting the Staff’s 60- to 65-day guidance issued to other BDCs and registered closed-end funds to be based on the profile of a fund’s investor base, rather than the fund’s portfolio composition, would be inconsistent with established market practice, as there are a number of registrants that conduct public offerings to non-accredited investors and have had registration statements declared effective by the Staff despite including descriptions of tender offer processes similar the Company’s disclosure in the Registration Statement.

In light of the forgoing, the Company respectfully declines to further amend the disclosure in the Amended Registration Statement, which currently states that payments will be made to tendering shareholders within 65 days after the expiration of the applicable tender offer, in accordance with the Staff’s guidance cited above.

5.	The Staff refers to the Company’s responses to each of Comment #33 and Comment #34 in the Prior Letter. The Staff re-issues both comments.

Response: The Company respectfully declines to add the requested graphic, examples and fee table for the reasons set forth in the Company’s responses to Comment #33 and Comment #34 in the Prior Letter.

6.	On page 1 of the Registration Statement, please delete the following clause with respect to the Company’s 80% policy under 1940 Act Rule 35d-1: “Once we have invested a substantial amount of proceeds from the Private Offering (as defined below)”. Please also make conforming changes throughout the Registration Statement.

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. However, the Company notes the adopting release for Rule 35d-1 provides that the “under normal circumstances” standard in Rule 35d-1 is intended to “provide funds with flexibility to manage their portfolios.” The adopting release specifically cites “large cash inflows” as a reason for departure from the 80% investment requirement and further provides the following as a specific example to depart from the 80% investment requirement:

For example, a new investment company will be permitted to comply with the 80% investment requirement within a reasonable time after commencing operations. We remind investment companies, however, that in the Division's view, an investment company generally must not take in excess of six months to invest net proceeds in order to operate in accordance with its investment objectives and policies.

While the Company intends to comply with the 80% test under Rule 35d-1, the Company advises the Staff that such compliance will be subject to operation “under normal circumstances,” as disclosed in the Amended Registration Statement and consistent with the adopting release for Rule 35d-1.

April 19, 2023

7.	The Staff refers to the defined term “Private Credit” on page 1 of the Registration Statement. Please revise this disclosure to clarify that the immediately ensuing disclosure is the Company’s definition of such term.

Response: The Company has revised the disclosure on page 3 of the Amended Registration Statement in response to the Staff’s comment.

8.	The Staff refers to the first bullet on page 1 of the Registration Statement under the defined term “Private Credit,” which references “direct Loans to U.S. private middle-market companies that are privately originated and negotiated directly by a non-bank lender.” Please confirm to the Staff who is negotiating the investments by the Company in private middle-market companies.

Response: The Company confirms to the Staff, on a supplemental basis, that the cited “non-bank lenders” are included in the group that would comprise the Company’s “Lending Sources.” These non-bank lenders include unaffiliated credit managers which originate loans on behalf of their funds and separate accounts.

9.	The Staff refers to the second bullet on page 1 of the Registration Statement under the defined term “Private Credit,” which references “investments in bank Loans”. Please clarify whether these bank loans will be made to private middle-market companies. The Staff notes that such bank loans must be private debt securities in order to be counted towards the 80% test for purposes of the Company’s policy under 1940 Act Rule 35d-1.

Response: The Company has revised the disclosure on page 3 the Amended Registration Statement in response to the Staff’s comment. The Company acknowledges the Staff’s comment in the final sentence above.

10.	The Staff refers to the fourth bullet on page 1 of the Registration Statement under the defined term “Private Credit,” which references the Company’s investments in companies and/or private investment funds “that primarily hold direct Loans to private middle market companies and other specialty finance debt (“Underlying Funds”)”. The Staff advises the Company of the Staff’s position that, in order for any such Underlying Fund to be counted towards the 80% test for purposes of the Company’s policy under 1940 Act Rule 35d-1, such Underlying Fund must be 100% invested in loans to private companies and other specialty finance debt. Please confirm to the Staff that the Company’s investments in Underlying Funds that are not 100% invested in loans to private companies and other specialty finance debt will not be counted towards meeting the Company’s 80% policy.

Response: The Company acknowledges the Staff’s comment; however, the Company is not aware of any published law, rules, regulations or regulatory guidance that would require an Underlying Fund to be invested 100% in loans to private companies and other specialty finance debt in order for the Company’s investment in the Underlying Fund to be counted towards the 80% test for purposes of the Company’s policy under 1940 Act Rule 35d-1. Rather, the Company advises the Staff that it intends to “look through” the Underlying Funds to their underlying investments when applying the 80% investment requirement. The Company believes this approach is more consistent with the Staff’s position cited in footnote 12 to the adopting release for Rule 35d-1, which permits investment companies to “look through” a repurchase agreement to the collateral underlying the agreement and apply the repurchase agreement toward the 80% investment requirement based on the type of securities comprising its collateral. The Company also believes that this approach is more consistent with investor expectations. By way of example, the Company believes that it would be unreasonable and inconsistent with the purpose of Rule 35d-1 for an Underlying Fund with a fair value of $2 million that is 100% invested in loans to private companies and other specialty finance debt (and thus would count towards compliance with the Company’s 80% test) to have a more significant effect on the Company’s compliance with the 80% test than an Underlying Fund with a fair value of $50 million that is 75% invested in loans to private companies and other specialty finance debt, which, based on the Staff’s comment, would not count at all for purposes of compliance with the 80% test.

April 19, 2023

11.	On page 1 of the Registration Statement, please clarify that the required 60 days’ notice of any change to the Company’s 80% test must be “advance” notice.

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment.

12.	The Staff refers to the following disclosure on page 2 of the Registration Statement: “The Company’s investments in Underlying Funds will generally be made on a fund-of-funds basis . . .”. Please revise the disclosure to replace the word “generally” with “primarily.”

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment.

13.	The Staff notes that the Company has included disclosure in the Registration Statement regarding its intent to invest in portfolio companies through the Company’s subsidiary investment vehicles. Please describe the subsidiary investment vehicles in greater detail in Item 1 of the Registration Statement and clarify whether these subsidiaries are wholly owned or controlled by the Company. Please also confirm to the Staff whether any such subsidiaries are “controlled foreign corporations.”

Response: The Company has revised the disclosure on page 4 of the Amended Registration Statement in response to the Staff’s comment. The Company confirms to the Staff, on a supplemental basis, that none of the Company’s wholly-owned subsidiaries are “controlled foreign corporations” as defined under the U.S. Internal Revenue Code of 1986, as amended.

14.	Please address the following comments concerning the disclosure under the caption “Initial Portfolio” on page 2 of the Registration Statement:

●	Please confirm whether the Company is acquiring all or substantially all of the portfolio investments held by an affiliated fund. Please see Article 6-11 of Regulation S-X for reference.

Response: The Company respectfully advises the Staff that the Company did not acquire all or substantially all of the assets of the Seller pursuant to Rule 6-11(a)(2) of Regulation S-X. The Seller is a pre-existing entity that was not established by the Company or established for the purpose of any transaction with the Company.

●	Please inform the Staff of the anticipated date of the purchase of the Initial Portfolio.

April 19, 2023

Response: The Company respectfully advises the Staff that the Company acquired the investments and obligations in the Initial Portfolio on April 3, 2023, prior to the Company’s election to be regulated as a BDC. The Company has revised the disclosure on page 4 of the Amended Registration Statement to disclose the closing of the Initial Portfolio transaction.

●	The Company discloses in the Registration Statement under “Item 13. Financial Statements and Supplementary Data” that the Company will file an audited special purpose schedule of investments by amendment to the Registration Statement. Please inform the Staff of the anticipated date of this scheduled filing and confirm that the schedule of investments will be prepared in accordance with Article 12-12 of Regulation S-X.

Response: The Company has included in the Amended Registration Statement an audited special purpose schedule of investments relating to the Initial Portfolio, in accordance with the requirements of Rule 12-12 of Regulation S-X detailing, as of January 31, 2023, the portfolio investments that the Company acquired in the Initial Portfolio transaction.

●	Please confirm that the Company’s next amendment to the Registration Statement will include the final aggregate purchase for the investments and off-balance sheet obligations in the Initial Portfolio.

Response: The Company has revised the disclosure on page 4 of the Amended Registration Statement in response to the Staff’s comment.

●	The Staff references the following disclosure: “The investments and unfunded obligations in the Initial Portfolio will be consistent with our investment objectives and the investment requirements set forth under the 1940 Act.” The Staff advises the Company that the investments in the Initial Portfolio will be required to comply with the Company’s 80% policy under 1940 Act Rule 35d-1.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that the investments in the Initial Portfolio comply with the Company’s 80% policy under Rule 35d-1. However, the Company also refers the Staff to the Company’s response to Comment #6 above.

●	The Staff references the following disclosure: “In connection with . . . the acquisition of the Initial Portfolio, the Advisor will conduct certain valuation procedures to confirm whether there have been any observable material changes to the fair value of the investments and obligations in the Initial Portfolio since February 28, 2023 and will adjust the Purchase Price accordingly prior to effectuating the transaction.” Please explain to the Staff what “observable” means in this disclosure and why the Advisor believes that the valuation procedures should take into account only “observable” changes.

Response: The Company has revised the disclosure on page 4 of the Amended Registration Statement in response to the Staff’s comment to remove the reference to “observable.”

●	Please explain to the Staff the significance of the February 28, 2023 date selected to determine the fair values of each asset in the Initial Portfolio.

Response: The Company advises the Staff, on a supplemental basis, that the Advisor selected the February 28, 2023 date as the reference date for determining the fair value of each investment included in the Initial Portfolio (in connection with establishing the basis for the Purchase Price) in order to ensure that there was sufficient time for the assets in the Initial Portfolio to be valued by an independent third-party valuation firm prior to the closing under the Initial Portfolio Transfer Agreement, which occurred on April 3, 2023, prior to the Company’s election to be regulated as a BDC. As disclosed in the Amended Registration Statement, in connection with the closing under the Initial Portfolio Transfer Agreement and the acquisition of the Initial Portfolio, the Advisor conducted certain valuation procedures to confirm whether there had been any material changes to the fair value of the investments and obligations in the Initial Portfolio since February 28, 2023 and adjusted the Purchase Price in accordance with the terms of the Initial Portfolio Transfer Agreement to reflect the fair value of the investments and obligations in the Initial Portfolio immediately prior to the April 3rd closing under the Initial Portfolio Transfer Agreement.

April 19, 2023

15.	On page 4 of the Registration Statement, under the caption “Private Offering of Shares,” please revise the following disclosure to clarify that such discretion is permitted only in connection with subsequent investments by an investor in the Company: “In addition, we, or any placement agent engaged by us or on our behalf, may elect to accept smaller investments in our or its discretion.”

Response: The Company respectfully declines to revise the disclosure as requested. In this regard, the Company respectfully refers the Staff to the Company’s response to Comment #2 above, in connection with which the Company confirmed that it will limit its investments in hedge funds and private equity funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act to no more than 15% of the Company’s net assets.

16.	Please delete the following disclosure in the first sentence of the second paragraph on page 7 of the Registration Statement, under the caption “Investment Objectives and Strategy—Overview”: “Once we have invested a substantial amount of proceeds from the Private Offering.”

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. In addition, the Company refers the Staff to the Company’s response to Comment #6 above.

17.	On page 9 of the Registration Statement, under the caption “Primary Investment Types—Bank Loans,” please clarify that these loans will be investments in private middle-market companies.

Response: The Company has revised the disclosure on page 11 of the Amended Registration Statement in response to the Staff’s comment.

18.	The Staff refers to the disclosure on page 10 of the Registration Statement in the paragraph under the caption “Primary Fund Investments.” The Staff notes that disclosure in this paragraph indicates that the Company may invest in Primary Fund Investments that have not yet begun investing, whereas earlier disclosure refers to “Primary Fund Investments” as primary investments in Underlying Funds where the capital is largely deployed at the time of commitment. Please reconcile these disclosures.

Response: The Company has revised the disclosure on pages 11 and 12 of the Amended Registration Statement in response to the Staff’s comment.

19.	The Staff notes that the Company refers to investors in Shares of the Company as “Members” or “shareholders” throughout the Registration Statement. Please revise the disclosure in the Registration Statement to use one defined term consistently.

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment.

20.	The Staff refers to the last paragraph on page 21 of the Registration Statement before the caption “Expense Limitation and Reimbursement Agreement.” Please revise the disclosure in this paragraph to clarify what the Company means by the following: “excluding Shares purchased by the Advisor and by the Company’s directors and officers.”

Response: The Company has revised the disclosure on page 24 of the Amended Registration Statement in response to the Staff’s comment.

April 19, 2023

21.	In the second paragraph on page 29 of the Registration Statement, the Company discloses the following: “We may otherwise engage in such transactions that do not meet the conditions of the Delayed-Settlement Securities Provision so long as we treat any such transaction as a ‘derivatives transaction’ for purposes of compliance with the rule.” Please explain how the Company may do this as a “limited derivatives user.”

Response: To the extent that the Company treats any security entered on a when-issued or forward-settling basis or with a non-standard settlement cycle as a derivatives transaction and relies on the limited derivatives user exception, the Company will limit the derivatives exposure attributable to such transaction and all other derivatives transactions to 10% of the Company’s net assets in accordance with the provisions of Rule 18f-4(c)(4)(i)(B).The Company has added disclosure clarifying this point on page 31 of the Amended Registration Statement.

22.	The Staff refers to the risk factor in the Registration Statement titled “The Company will be subject to risks associated with investments in Underlying Funds.” In the first paragraph on page 66 of the Registration Statement, please explain why the following disclosure is necessary: “There is also the risk that the Company may suffer losses due to the investment practices of the Underlying Funds (such as the use of derivatives).” In this regard, the Staff notes that if the Company’s investment in an Underlying Fund is counted towards the 80% test for purposes of the Company’s policy under 1940 Act Rule 35d-1, then such Underlying Fund must be 100% invested in loans to private companies and other specialty finance debt.

Response: The Company respectfully refers the Staff to the Company’s response to Comment #10 above.

23.	The Staff refers to the following disclosure on page 69 of the Registration Statement: “The Shares will be offered at an initial offering price of $25.00 per Share.” Please reconcile this disclosure with prior disclosure in the Registration Statement that states that the Company intends to sell Shares at an offering price that it believes reflects then-calculated net asset value per Share.

Response: The Company has revised the disclosure on page 71 of the Amended Registration Statement in response to the Staff’s comment.

24.	The Staff refers to the following disclosure in the second paragraph on page 75 of the Registration Statement: “Following such time, all organizational and offering costs of the Company paid by the Advisor will be subject to recoupment by the Advisor to the extent that such recoupment would not cause the Company to exceed the Expense Cap under the Expense Limitation Agreement.” Please confirm to the Staff the Company’s understanding that recoupment of any fees waived under the Expense Limitation Agreement must occur within three years of the date of the waiver.

Response: The Company confirms to the Staff its understanding that recoupment of any fees waived or expenses paid by the Advisor under the Expense Limitation Agreement must occur within three years of the date of the waiver or expense payment. In this regard, the Company respectfully refers the Staff to the disclosure on page 24 of the Amended Registration Statement, which references such requirement in the context of the Expense Limitation Agreement.

25.	With respect to the exhibits listed in “Item 15. Financial Statements and Exhibits,” please file conformed versions of the executed agreements as exhibits in an amendment to the Registration Statement.

Response: The Company has filed conformed versions of the above-referenced executed agreements as exhibits to the Amended Registration Statement.

* * * * * * *

April 19, 2023

If you have any questions or if you require additional information, please do not hesitate to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:	Darren Friedman, StepStone Private Credit Fund LLC
Sally Samuel, Securities and Exchange Commission
Andrea Ottomanelli Magovern, Securities and Exchange Commission
Jacob Sandoval, Securities and Exchange Commission
Chad Eskildsen, Securities and Exchange Commission
Clay Douglas, Dechert LLP